UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)
Arch Coal, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
5% Perpetual Cumulative Convertible Preferred Stock
(Liquidation Preference $50.00 Per Share)
(Title of Class of Securities)
039380 20 9
(CUSIP Number of Class of Securities)
Robert G. Jones
Vice President — Law, General Counsel and Secretary
Arch Coal, Inc.
One CityPlace Drive, Suite 300
St. Louis, Missouri 61341
(314) 994-2700
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
with a copy to:
Ronald D. West
Kirkpatrick & Lockhart Nicholson Graham LLP
Henry W. Oliver Building
535 Smithfield Street
Pittsburgh, Pennsylvania 15222-2312
(412) 355-6500

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee
$10,062,246	$1,076.66

(1) Estimated solely for the purpose of calculating the registration fee based on the product of (i) $75.15, which is the average of high and low prices per share of Arch Coal, Inc.’s Common Stock, $.01 par value, as reported on the New York Stock Exchange on November 29, 2005, and (ii) 134,522 shares of Arch Coal, Inc.’s Common Stock, which represents the maximum number of shares of Arch Coal, Inc.’s Common Stock that may be issued as the premium pursuant to the conversion offer upon the conversion of up to 2,874,926 of Arch Coal’s 5% Perpetual Cumulative Convertible Preferred Stock (Liquidation Preference $50.00 Per Share) validly tendered and accepted for conversion in the conversion offer.
          ☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,076.66
Form or Registration No.:	Schedule TO
Filing Party:	Arch Coal, Inc.
Date Filed:	December 1, 2005
          ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
          Check the appropriate box(es) below to designate any transactions to which the statement relates:
          ☐ third-party tender offer subject to Rule 14d-1.
          ☒ issuer tender offer subject to Rule 13e-4.
          ☐ going-private transaction subject to Rule 13e-3.
          ☐ amendment to Schedule 13D under Rule 13d-2.
          Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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          This Amendment No. 4 (this “Amendment No. 4”) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on December 1, 2005 (the “Schedule TO), as amended by Amendment No. 1 to the Schedule TO (“Amendment No. 1”) filed with the SEC on December 5, 2005, Amendment No. 2 to the Schedule TO (“Amendment No. 2”) filed with the SEC on December 13, 2005 and Amendment No. 3 to the Schedule TO (“Amendment No. 3”) filed with the SEC on December 16, 2005, relates to an offer by Arch Coal, Inc., a Delaware corporation (the “Company”), to deliver a premium, payable in shares of the Company’s Common Stock, $.01 par value (“Common Stock”), for each share of the Company’s 5% Perpetual Cumulative Convertible Preferred Stock (Liquidation Preference $50.00 Per Share) (“Preferred Stock”) validly tendered and accepted for conversion (the “Conversion Offer”) pursuant to the terms and subject to the conditions described in the conversion offer prospectus, dated November 30, 2005 (the “Offering Circular”), the Offering Circular Supplement, dated December 5, 2005 (the “First Offering Circular Supplement), the Second Offering Circular Supplement, dated December 13, 2005 (the “Second Offering Circular Supplement”), the Third Offering Circular Supplement, dated December 16, 2005 (the “Third Offering Circular Supplement”), and the accompanying letter of transmittal. The Offering Circular, the First Offering Circular Supplement, the Second Offering Circular Supplement, the Third Offering Circular Supplement and the accompanying letter of transmittal are exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C), (a)(1)(D) and (a)(1)(E), respectively, hereto.
          The information set forth in the Offering Circular, the First Offering Circular Supplement, the Second Offering Circular Supplement, the Third Offering Circular Supplement and the accompanying letter of transmittal is hereby expressly incorporated herein by reference in response to all items required by Schedule TO. This Amendment No. 4 amends Items 4, 7, 11 and 12 of the Schedule TO. In addition, to the extent that this Amendment No. 4 contains information not contained in the Offering Circular, the information herein amends the Offering Circular.
Item 4. Terms of the Transaction.
          (a) The information set forth under the captions “Summary — The Conversion Offer,” “Questions and Answers about the Conversion Offer,” “The Conversion Offer,” “Comparison of Rights of Holders of Our Preferred Stock and Holders of Our Common Stock,” “Description of Capital Stock” and “Material United States Federal Income Tax Consequences” in the Offering Circular, as well as the information set forth in the First Offering Circular Supplement, the Second Offering Circular Supplement, the Third Offering Circular Supplement and the related letter of transmittal is incorporated herein by reference.
          On December 29, 2005, the Company announced that each share of Preferred Stock validly tendered and accepted for conversion in the Conversion Offer will be converted into an aggregate of 2.4424 shares of Common Stock, which includes a conversion premium of .0439 shares. The conversion premium represents the amount of shares of Common Stock determined by dividing (i) $3.50 by (ii) $79.65, the volume-weighted average of the reported sales prices on the New York Stock Exchange of the company’s common stock during the ten trading days from Wednesday, December 14, 2005 through Wednesday, December 28, 2005. If all shares of Preferred Stock that were outstanding as of the commencement of the Conversion

Offer were validly tendered and accepted for conversion, the Company would issue an aggregate of approximately 6,895,510 shares of Common Stock pursuant to the conversion terms of the Preferred Stock, plus an aggregate conversion premium of approximately 126,209 shares of Common Stock. The information contained in Exhibit (a)(5)(C) is incorporated herein by reference.
          (b) No shares of Preferred Stock are owned by any officer, director or affiliate of the Company, and no such persons will participate in the Conversion Offer.
Item 7. Source and Amount of Funds or Other Consideration.
          (a) The information set forth under the captions “Summary — The Conversion Offer,” “Questions and Answers about the Conversion Offer — What will I receive in the conversion offer if I validly tender shares of Preferred Stock and they are accepted for conversion?” and “The Conversion Offer — Terms of the Conversion Offer” in the Offering Circular and the information set forth in the Offering Circular Supplement, the First Offering Circular Supplement, the Second Offering Circular Supplement and the Third Offering Circular Supplement is incorporated herein by reference. In addition, the information set forth under Item 4(a) above is hereby incorporated by reference into this Item 7(a).
          (b) Not applicable.
          (c) Not applicable.
Item 11. Additional Information
          (a) To the Company’s knowledge, there are no governmental or federal or state regulatory approvals required for the consummation of the Conversion Offer, other than with applicable securities laws.
          (b) The information set forth in the Offering Circular, the First Offering Circular Supplement, the Second Offering Circular Supplement, the Third Offering Circular Supplement and the accompanying letter of transmittal is incorporated herein by reference. In addition, the full text of the Company’s press release, dated December 29, 2005, which is filed as Exhibit (a)(5)(C) hereto, is hereby incorporated by reference into this Item 11(b).
Item 12. Exhibits.
          The following are attached as exhibits to this Schedule TO:

(a)(1)(A)	Offering Circular, dated November 30, 2005 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Offering Circular Supplement, dated December 5, 2005 (incorporated herein by reference to Exhibit (a)(1)(B) to Amendment No. 1 to the Schedule TO).

(a)(1)(C)	Second Offering Circular Supplement, dated December 13, 2005 (incorporated by reference to Exhibit (a)(1)(C) to Amendment No. 2 to the Schedule TO).
(a)(1)(D)	Third Offering Circular Supplement, dated December 16, 2005 (incorporated by reference to Exhibit (a)(1)(D) to Amendment No. 3 to the Schedule TO).
(a)(1)(E)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(F)	Form of Letter to DTC Participants (incorporated herein by reference to Exhibit (a)(1)(F) to Amendment No. 3 to the Schedule TO).
(a)(1)(G)	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees (incorporated herein by reference to Exhibit (a)(1)(G) to Amendment No. 3 to the Schedule TO).
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release, dated December 1, 2005 (incorporated herein by reference to Exhibit (a)(5) to the Schedule TO).
(a)(5)(B)	Press Release, dated December 16, 2005 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on December 16, 2005).
(a)(5)(C)	Press Release, dated December 29, 2005 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on December 29, 2005).
(b)	Not applicable.
(d)	Form of Rights Agreement, dated March 3, 2000 (incorporated herein by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A filed on March 9, 2000).
(g)	Not applicable.
(h)	Not applicable.

SIGNATURES
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Arch Coal, Inc.
By:	/s/ Robert G. Jones
	Name:	Robert G. Jones
	Title:	Vice President -- Law, General Counsel and Secretary

Dated: December 29, 2005

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